Exhibit 12.2

GOODRICH PETROLEUM CORPORATION

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERENCE SECURITIES DIVIDENDS

(In Thousands, Except Ratios)

	Year ended December 31,
	2011	2010	2009	2008	2007
Earnings:
Income (loss) before income taxes	$(31,758)	$(262,205)	$(318,297)	$176,246	(59,476)
Plus: fixed charges	55,398	43,226	33,816	31,148	23,925
Preference securities dividends	(6,047)	(6,047)	(7,668)	(8,738)	(6,047)

Earnings available for fixed charges	$17,593	$(225,026)	$(292,149)	$198,656	(41,598)

Fixed Charges:
Interest expense	$49,351	$37,179	$26,148	$22,410	17,878
Preference securities dividends	6,047	6,047	7,668	8,738	6,047

Total fixed charges	$55,398	$43,226	$33,816	$31,148	23,925

Ratio of Earnings to Fixed Charges and Preference Securities Dividends	(a )	(b )	(c )	6.38	(d )

(a)	Earnings for the year ended December 31, 2011 were inadequate to cover fixed charges and preference securities dividends. The coverage deficiency was $37.8 million.
(b)	Earnings for the year ended December 31, 2010 were inadequate to cover fixed charges and preference securities dividends. The coverage deficiency was $268.3 million.
(c)	Earnings for the year ended December 31, 2009 were inadequate to cover fixed charges and preference securities dividends. The coverage deficiency was $326.0 million
(d)	Earnings for the year ended December 31, 2007 were inadequate to cover fixed charges and preference securities dividends. The coverage deficiency was $65.5 million.